                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


     (Mark One)

/X/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the fiscal year ended December 31, 1999


                                       OR


     Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from _____________ to __________________

                          Commission file number 1-8993

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          FOLKSAMERICA HOLDING COMPANY
                       401(K) SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      WHITE MOUNTAINS INSURANCE GROUP, LTD.
                              80 South Main Street
                        Hanover, New Hampshire 03755-2053
                                 (603) 643-1567

                                EXPLANATORY NOTE

         This Annual Report on Form 11-K is being filed so that it may be incorporated by reference into a Registration Statement on Form S-8 which White Mountains Insurance Group, Ltd. is filing with respect to shares of Common Stock, $1.00 par value per share, of White Mountains Insurance Group, Ltd. issuable under the Plan.

                                INFORMATION FILED

         The following financial statements and exhibit are filed with, and included in, this Report:

         A.       Financial statements for the Plan consisting of:

                  1.       Report of Independent Accountants;

                  2. Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998;

                  3. Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1999 and 1998;

                  4.       Notes to Financial Statements;

                  5.       Schedule of Assets Held for Investment Purposes;

                  6.       Schedule of Reportable Transactions; and

                  7.       Consent of Independent Accountants.

                                   SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Folksamerica Holding Company
                                 401(k) Savings and Investment Plan (the "Plan")


Date:  August 1, 2000                   By: ___________________________________
                                            Name:  Steve E. Fass
                                            Title: Member - Plan Investment
                                                   Committee


                                        and: __________________________________
                                             Name:  Michael Tyburski
                                             Title: Member - Plan Investment
                                                    Committee


                                        and: __________________________________
                                             Name:  Helen Dell
                                             Title: Member - Plan Investment
                                                    Committee

                                  EXHIBIT INDEX


EXHIBIT NUMBER             DESCRIPTION
     (A)                   Financial statements for the Plan consisting of:

                           1.  Report of Independent Accountants;

                           2. Statement of Net Assets Available For Plan Benefits as of December 31, 1999 and 1998;

                           3. Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1999 and 1998;

                           4.  Notes to Financial Statements;

                           5.  Schedule of Assets Held for Investment Purposes;

                           6.  Schedule of Reportable Transactions; and

                           7.  Consent of Independent Accountants.

                                                                       Exhibit A

         FOLKSAMERICA HOLDING COMPANY
         401(K) SAVINGS & INVESTMENT PLAN
         FINANCIAL STATEMENTS FOR THE YEARS ENDED
         DECEMBER 31, 1999 AND 1998

                          FOLKSAMERICA HOLDING COMPANY
                        401 (k) SAVINGS & INVESTMENT PLAN
                                TABLE OF CONTENTS

                                                                                       Page
Report of Independent Accountants                                                       1

Financial Statements:

Statements of Net Assets Available for Plan Benefits at
    December 31, 1999 and 1998                                                          2

Statements of Changes in Net Assets Available for
    Plan Benefits for the years ended December 31, 1999
    and 1998                                                                            3

Notes to Financial Statements                                                           4 - 11

Supplemental Schedules:

Item 27a - Schedule of Assets Held for Investment Purposes                              12
    at December 31, 1999

Item 27d - Schedule of Reportable Transactions for the year                             13
    ended December 31, 1999

                        REPORT OF INDEPENDENT ACCOUNTANTS

                                    --------



To the Trustee and Participants of the Folksamerica Holding Company
    401(k) Savings & Investment Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Folksamerica Holding Company 401(k) Savings & Investment Plan (the "Plan") at December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical costs of certain Plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.


July 14, 2000

                          FOLKSAMERICA HOLDING COMPANY
                        401 (K) SAVINGS & INVESTMENT PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1999 AND 1998


                                                                                      1999                1998
                                                                                      ----                ----
Investments:
         Funds on deposit with Merrill Lynch
            Trust Company of New York                                                 $10,247,159         $8,084,128
         Loans to participants                                                            234,785            267,161
                                                                                    -------------         ----------


Net assets available for plan benefits                                                $10,481,944         $8,351,289
                                                                                       ==========          =========



                 See accompanying notes to financial statements

                          FOLKSAMERICA HOLDING COMPANY
                        401 (K) SAVINGS & INVESTMENT PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                                      1999                 1998
                                                                                      ----                 ----
Additions to net assets attributed to:
         Interest and dividend income                                             $    557,432        $   432,034
         Net appreciation (depreciation)
            in fair value of investments                                               472,466           (514,270)
                                                                                   -----------          ---------

Net investment income                                                                1,029,898            (82,236)

Contributions:
         Employer contributions                                                        482,274            377,562
         Participant contributions and rollovers                                       700,341            470,723
         Other increases                                                                 6,533                534
                                                                                   -----------          ---------

                                                                                     1,189,148            848,819

Total additions                                                                      2,219,046            766,583

Deductions from net assets attributed to:
         Benefits paid to participants                                                  87,841          1,562,592
         Other decreases                                                                   550             67,203

Net increase (decrease) in net assets available for
   plan benefits                                                                     2,130,655           (863,212)

Net assets available for plan benefits:
         Beginning of year                                                           8,351,289          9,214,501
                                                                                   -----------          ---------

         End of year                                                               $10,481,944         $8,351,289
                                                                                   ===========         ==========


                 See accompanying notes to financial statements

                          NOTES TO FINANCIAL STATEMENTS

                                     -----

1.   THE PLAN:

DESCRIPTION OF PLAN

The following brief description of the Folksamerica Holding Company 401(k) Savings & Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. Participants in the Plan include employees of Folksamerica Holding Company ("Folksamerica") and White Mountains Insurance Group, Limited ("White Mountains"), Folksamerica's ultimate parent company. Folksamerica and White Mountains are collectively referred to as the "Company".

The Plan was originally established on January 1, 1981 to provide retirement benefits for eligible employees of Folksamerica. The Plan was amended on October 1, 1994 to reflect a change in asset managers.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company contributes to the Plan the total amount of salary reduction an employee elects to defer. Employees may elect to defer from 1% to 12% of their monthly salary (limited to an annual maximum of $10,000 in 1999 and 1998, respectively). The Company provides matching contributions equal to 100% of an employee's elective contribution up to six (6) percent of an employee's contributed compensation. The Company may also make additional discretionary contributions to the Plan, however no such contributions were made in 1999.

The Plan is sponsored and administered by the Company (the "Plan
Administrator"). The Company has appointed Merrill Lynch Trust Company of New York ("Merrill Lynch") as trustee who is responsible for the management of the Plan's assets. Expenses related to the administration of the Plan are paid by the Company.

ELIGIBILITY AND PARTICIPATION

Employees of the Company must complete one (1) year of service and have attained the age of 18 to become eligible for participation in the Plan. A year of service is defined as a twelve consecutive month period, beginning on the employee's date of hire, during which he or she completes 1,000 hours of service. An hour of service is any hour the employee works for the Company and is entitled to payment from the Company. An employee becomes a member of the Plan on the entry date coincident with or next following the date that he or she meets the eligibility requirements.

Rollover contributions represent vested account balances transferred by participants of the Plan from other plans.

VESTING

Participants are always 100% vested in employee contributions and rollover contributions plus net investment income earned on these amounts.

                          NOTES TO FINANCIAL STATEMENTS

                                      -----


The Plan provides for full (100%) vesting of the Company's contributions. Participants become vested in Company contributions based on years of services as follows:

            YEARS OF SERVICE                           PERCENTAGE
            ----------------                           ----------
                   1                                        0%
                   2                                       25%
                   3                                       50%
                   4                                       75%
                   5                                      100%

TRANSFERS

Participants are permitted to change the investment of their interests in any of the funds on a daily basis subject to certain limits.

FORFEITURES

Plan participants who terminate employment for reasons other than retirement, death, or disability will receive the vested portion of their account only. Amounts forfeited due to terminations of employment will be used to reduce the Company's future contributions to the Plan.

PARTICIPANT LOANS

The Plan allows loans to participants up to a maximum amount of 50% of the participant's vested balance not to exceed $50,000. Loan provisions provide for a term generally not to exceed five years, with interest rates and repayment schedules to be determined by the Plan Administrator. The interest rates on participant loans outstanding at December 31, 1999 and 1998 range from 8.75% to 9%, and 7% to 8%, respectively.

PAYMENT OF BENEFITS

Each participant's accrued benefits, including allocations of Plan earnings, may be paid to the participant upon retirement, death, disability, resignation, discharge, or proven hardship. The normal form of benefit payable under this Plan is a lump sum.

ASSET MANAGEMENT

The trustee of the Plan is also the record keeper and custodian of the Plan's assets.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to suspend contributions, to discontinue contributions, or to terminate the Plan at any time. In the event of termination, the accounts of the members of the Plan are fully vested and nonforfeitable.

                          NOTES TO FINANCIAL STATEMENTS

                                      -----


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION

The accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

INVESTMENTS

The Plan provides for participant directed investment programs with Merrill Lynch. During 1998 the Company added several funds to the Plan, to enhance options available to employees. In addition, during 1999, the option to invest in the publicly traded common shares of White Mountains was added to the Plan. A description of the investment funds of the Plan are set forth in each fund's prospectus.

The Plan's investments are stated at fair value, based on the quoted market price on the last business day of the Plan year.

Pooled separate account balances are recorded at fair value and increase and decrease with contributions, withdrawals, and realized and unrealized gains and losses from the assets in the accounts. The value of each separate account is determined at the close of each business day based on market values of the underlying assets. Gain or loss on investments in pooled separate accounts

                          NOTES TO FINANCIAL STATEMENTS

                                      -----

sold during the year is based on their inventory value (market value at the beginning of the period or cost if purchased prior to the beginning of the period).

Increase or decrease in the value of investments held in pooled separate accounts at year end is based on the difference between the market value of such investments at the end of the year and their inventory value.

Contributions from the participants and the employer are recorded in the period in which the payroll deductions are made from Plan participants' paychecks. Funds are remitted to the Plan monthly.

Loans to participants are stated at cost less principal pay downs.

The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

INCOME TAXES

On January 1, 1981, and again on January 26, 1994, the Internal Revenue Service approved qualification of the form of the Plan under the provisions of Section 401(k) and 401(a) of the Internal Revenue Code (the "Code"). The Plan has subsequently been amended. The Plan administrator believes that the Plan, as amended, is designed and is being operated in compliance with the applicable requirements of the Code and, therefore, has not applied for a new determination letter.

3.   INVESTMENTS

Investments, at fair value, that represent five percent or more of the Plan's net assets at December 31, 1999 and 1998 are separately identified as follows:

                                                                                       1999               1998
                                                                                       ----               ----
Merrill Lynch Global Allocation Fund                                                $   927,157        $   637,435
Merrill Lynch Capital Fund                                                            1,593,137          2,338,815
Merrill Lynch Growth Fund                                                             1,319,777          1,394,550
Merrill Lynch Equity Index Fund                                                       1,529,197            716,168
Merrill Lynch Retirement Preservation Trust Fund and Other*                           3,689,876          2,779,428
                                                                                      ---------          ---------
                                                                                     $9,059,144         $7,866,396
                                                                                      =========          =========

         * Other includes cash of $4,292 in pooled separate accounts (reported separately by Merrill Lynch).

Each participant's account is credited with the participant's contributions, which include amounts transferred from other Plans.

                          NOTES TO FINANCIAL STATEMENTS

                                      -----

4.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:


1999:
----
Total contributions:
         Balance per financial statements                                           $1,189,149
         Classification difference                                                      (6,533)
                                                                                   -----------

         Balance per Form 5500                                                    $  1,182,616
                                                                                   ===========

Total investment income:
         Balance per financial statements                                         $  1,029,898
         Classification difference                                                       6,533
                                                                                   -----------

         Balance per Form 5500                                                    $  1,036,431
                                                                                   ===========


1998:
----
Total contributions:
         Balance per financial statements                                             $848,819
         Contributions receivable                                                       59,206
         Classification difference                                                        (768)
                                                                                   -----------

         Balance per Form 5500                                                        $907,257
                                                                                   ===========

Total investment income:
         Balance per financial statements                                             $(82,236)
         Classification difference                                                        (591)
                                                                                   -----------

         Balance per Form 5500                                                        $(82,827)
                                                                                   ===========

Net assets available for plan benefits - beginning of year
         Balance per financial statements                                           $9,214,501
         Contributions receivable                                                      (59,206)
         CMA Money Fund                                                                 (7,671)
                                                                                   -----------

         Balance per Form 5500                                                      $9,147,624
                                                                                   ===========

Total Benefits paid:
         Balance per financial statements                                           $1,629,795
         CMA Money Fund                                                                 (7,671)
         Classification difference                                                      (1,359)
                                                                                   -----------

         Balance per Form 5500                                                      $1,620,765
                                                                                   ===========

                          NOTES TO FINANCIAL STATEMENTS

                                      -----

5.       ALLOCATION OF NET ASSETS

The Plan provides for funds to be invested in separate investment programs. Following are the changes in net assets available during 1999 and 1998 as allocated to the separate investment programs:

                            Allocation of Net Assets

                       Merrill
                        Lynch       Merrill      Merrill    Merrill     Merrill
                      Retirement     Lynch        Lynch      Lynch       Lynch       Davis    Ivy Int'l
       1999          Preservation   Global       Capital    Special     Growth      Venture     Fund
       ----           Trust Fund  Allocation      Fund       Value       Fund       II Fund
                      and Other*     Fund                     Fund
-------------------  ------------ -----------  ----------- ---------- -----------  ---------- ---------
Additions to net
  assets:
Employer contributions  $ 126,609 $    52,533   $   42,080 $   18,630  $   59,975  $   38,512
Participant
  contributions           156,996      65,161       54,252     22,521      75,501      47,840    16,573
Participant rollovers      16,274      13,484       19,063      6,742      12,903       1,395
Investment income         190,742     117,088      210,401     15,391       4,323      10,175       806
Net (depreciation)
  appreciation of
  investments                          69,024     (102,607)    24,077     254,338      35,675     7,518
Loan repayment             29,271      14,957        7,116      4,866      17,439       2,240     1,133
Other increases             2,317         100          140         19         139                    13
                     ------------ -----------  ----------- ---------- -----------  ---------- ---------
    Total additions       522,210     332,347      230,445     92,246     424,618     135,836    39,612
Deductions from net
  assets attributable
  to:
Benefit payments           53,014      13,043        2,977        604       8,275
Loan issuances             14,888      12,679       18,290      2,909      22,677                   664
Impact of Non Cash
  transactions
Other Debits                  111         100          140         19         139                    13
                     ------------ -----------  ----------- ---------- -----------  ---------- ---------
Net increase
  (decrease) in
  assets available
  for plan benefits:      454,198     306,525      209,037     88,714     393,527     135,836    38,936
Net assets transferred
  by participant
  directive               456,251     (16,803)    (954,714)   101,675    (468,299)    208,374    25,804
Net assets available
  for plan benefits:
  Beginning of year     2,779,428     637,435    2,338,815     20,901   1,394,550     102,524    13,508
                     ------------ -----------  ----------- ---------- -----------  ---------- ---------
  End of year          $3,689,876 $   927,157   $1,593,137  $ 211,289  $1,319,777   $ 446,465  $ 78,248
                     ============ ===========  =========== ========== ===========  ========== =========


                       Merrill
                        Lynch       PIMCO      White       White
                       Equity       Total    Mtns. Ins.  Mtns. Ins.    Loan
       1999             Index       Return     Group       Group       Fund        Total
       ----            Return        Fund       Inc.       Ltd.
                        Fund
-------------------  -----------  ---------- ----------  ---------  ---------- -------------
Additions to net
  assets:
Employer contribution $   99,320    $ 19,285   $  7,760   $  4,001   $          $    482,274
Participant
  contributions          128,013      24,621      8,641      4,907                   605,025
Participant rollovers     24,061                  1,146        249                    95,316
Investment income          2,501       3,681        975      1,350                   557,432
Net (depreciation)
  appreciation of
  investments            222,499      (3,984)              (34,073)                  472,466
Loan repayment            15,003       2,059      1,045      3,675     (98,805)
Other increases               24           3                 3,776                     6,533
                     -----------  ---------- ----------  ---------  ---------- -------------
    Total additions      491,421      45,665     19,568    (16,116)    (98,805)    2,219,047
Deductions from net
  assets attributable
  to:
Benefit payments                                                         9,929        87,841
Loan issuances             3,596         655                           (76,359)
Impact of Non Cash
  transactions                                  431,094   (431,094)
Other Debits                  24             3                                            550
                     -----------  ---------- ----------  ---------  ---------- -------------
Net increase
  (decrease)
  in assets available
  for plan benefits      487,801      45,007   (411,527)   414,978     (32,375)    2,130,655
Net assets transferred
  by participant
  directive              325,228     (90,610)   411,527      1,567
Net assets available
  for plan benefits:
  Beginning of year      716,168      81,070       -           -       267,161     8,351,289
                     -----------  ---------- ----------  ---------  ---------- -------------
  End of year         $1,529,197    $ 35,467 $     -     $ 416,546   $ 234,785   $10,481,944
                     ===========  ========== ========== ==========  ========== =============


* Other includes cash of $4,292 in pooled separate accounts (reported separately by Merrill Lynch).

                            Allocation of Net Assets



                            Pooled Separate Accounts



                               Merrill       Merrill     Merrill      Merrill     Merrill
                                Lynch         Lynch       Lynch        Lynch       Lynch         Davis     Ivy Int'l
           1998              Retirement      Global      Capital      Special      Growth     Venture II     Fund
           ----             Preservation   Allocation      Fund        Value        Fund         Fund
                             Trust Fund       Fund                      Fund
                             and Other*
--------------------------- -------------  ----------- ------------  ---------- ------------  ----------- -----------  -
Additions to net assets:
Employer contributions            $96,818      $70,866      $59,842     $16,823     $105,644       $5,505      $1,958
Participant contributions         123,036       83,635       76,077      20,444      134,273        5,844       2,450
Participant rollovers                   0          973          973                      487
Investment income                 154,475       76,495      145,745       8,109       33,232        2,231         247
Net (depreciation)
  appreciation of investments         (36)     (70,996)     (10,954)    (34,803)    (557,454)       3,165      (1,155)
Loan repayment                     22,699       23,687        9,398       4,409       33,308          616         734
Other increases                        90           98           35           2           98            1           1
                              -----------   ----------   ----------  ---------- -------------  ----------    --------
    Total additions               397,082      184,757      281,116      14,983     (250,412)      17,362       4,234
Deductions from net assets:
Benefit payments                1,002,562       45,387      170,692       1,017      298,883
Loan issuances                     26,013       15,918        9,431         640       12,774          266         253
Other decreases                    66,757           91           32           2           85            1           1
                              -----------   ----------   ----------  ---------- -------------  ----------    --------
Net increase (decrease) in
  assets available for plan
  benefits                       (698,252)     123,362      100,962      13,324     (562,154)      17,095       3,981
Net assets transferred by
  participant directive         1,329,253     (181,539)    (201,684)    (60,365)    (864,858)      85,159       9,527
Net assets available for
  plan benefits:
  Beginning of year             2,148,426      695,612    2,439,538      67,942    2,821,562        -          -
                              -----------   ----------   ----------  ---------- -------------  ----------    --------
  End of year                  $2,779,428     $637,435   $2,338,815     $20,901   $1,394,550     $102,254     $13,508
                              ===========   ==========   ==========  ========== =============  ==========    ========


                                  Merrill
                                   Lynch       PIMCO
                                  Equity       Total                  Contributions
                                   Index       Return    Loan Fund      Receivable         Total
                                  Return       Fund
                                   Fund
                              ------------ ----------- -------------  --------------- ----------------
Additions to net assets:
Employer contributions           $43,608      $2,491    $               $(25,993)         $377,562
Participant contributions         53,170       2,573                     (33,213)          468,290
Participant rollovers                                                                        2,433
Investment income                    894       4,531       6,076                           432,034
Net (depreciation)
appreciation of  investments     162,021      (4,057)                                     (514,270)
Loan repayment                     8,532         681    (104,063)
Other increases                      212                                                       534
                              -----------   ----------  ----------    -------------     ----------
    Total additions              268,437       6,219     (97,987)         (59,206)         766,583
Deductions from net assets:
Benefit payments                   5,787                  38,265                         1,562,592
Loan issuances                       734         146     (66,175)
Other decreases                      235                                                    67,203
                              -----------   ----------  ----------    -------------     ----------
Net increase (decrease) in
  assets available for plan
  benefits                       261,680       6,072     (70,076)         (59,206)        (863,212)
Net assets transferred by
  participant directive         (190,491)     74,997
Net assets available for
  plan benefits:
  Beginning of year              644,978         -       337,237          (59,206)       9,214,501
                              -----------   ----------  ----------    -------------     ----------
  End of year                   $716,168     $81,070    $267,161             -          $8,351,289
                              ===========   ==========  ==========    =============     ==========

  * Other includes cash of $1,231 in pooled separate accounts (reported separately by Merrill Lynch).

                          FOLKSAMERICA HOLDING COMPANY
                        401(K) SAVINGS & INVESTMENT PLAN
        LINE 27A - SUPPLEMENTAL DATA REQUIRED BY THE DEPARTMENT OF LABOR
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1999

    Identity of Issue,               Description Of Investment                     Cost               Current Value
         Borrower
--------------------------- -------------------------------------------  ------------------------ ---------------------
Merrill Lynch               Merrill Lynch Retirement Preservation                     $3,689,876             3,689,876
                            Trust Fund and other cash accounts

                            Merrill Lynch Global Allocation Fund                              (1)               927,157

                            Merrill Lynch Capital Fund                                        (1)             1,593,137

                            Merrill Lynch Special Value Fund                                  (1)               211,289

                            Merrill Lynch Growth Fund                                         (1)             1,319,777

                            Davis Venture Fund                                                (1)               446,465

                            Ivy International II Fund                                         (1)                78,248

                            Merrill Lynch Equity Index Fund                                   (1)             1,529,197

                            PIMCO Total Return Fund                                           (1)                35,467

                            White Mtns. Ins. Group Ltd.                                       (1)               416,546
                                                                                      -----------           -----------
                                                                                     $  3,689,876      $     10,247,159
                                                                                      ===========           ===========
Participant loans           Interest rate, 8.5% to 9%                                $    234,785      $        234,785
                                                                                      ===========           ===========


(1) Cost not available

                          FOLKSAMERICA HOLDING COMPANY
                        401(K) SAVINGS & INVESTMENT PLAN
              SUPPLEMENTAL DATA REQUIRED BY THE DEPARTMENT OF LABOR
                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS.
                      FOR THE YEAR ENDED DECEMBER 31, 1999

The following represents any transactions or series of transactions during 1999 which included an amount in excess of five percent of the current value of Plan assets as of December 31, 1998:

                                                                                                 Current
                                                                                                Value of
   Identity of                                                                                  Asset on
      Party                                      Purchase        Selling        Cost of        Transaction       Number of
    Involved         Description of Asset          Price          Price          Asset            Date          Transactions
----------------- ---------------------------  ------------- --------------- --------------  ---------------  ----------------
                  Merrill Lynch Retirement
Merrill Lynch     Preservation Trust Fund          1,068,044                      1,068,044        1,068,044                75

                  Merrill Lynch Retirement                        247,172           247,172          247,172                26
                  Preservation Trust Fund

                  Folksamerica Holding               257,303                        257,303          257,303                65
                  Co. Pooled Separate
                  Accounts

                  Folksamerica Holding                            169,757           169,757          169,757                26
                  Co. Pooled Separate
                  Accounts

                  White Mountains Ins.            Various                           431,094          431,094                26
                  Grp. Inc.

                  Merrill Lynch Global            Various                           389,277          389,277                79
                  Allocation Fund

                  Merrill Lynch Global                           Various            170,086          168,579                48
                  Allocation Fund

                  Merrill Lynch Capital           Various                           335,728          335,728                72
                  Fund

                  Merrill Lynch Capital                          Various          1,020,147          978,798                49
                  Fund

                  Merrill Lynch Growth            Various                           213,148          213,148                69
                  Fund

                  Merrill Lynch Growth                           Various            709,793          542,258                53
                  Fund

                  Merrill Lynch Equity            Various                           795,606          795,606                84
                  Index Fund

                  Merrill Lynch Equity                           Various            189,226          205,077                25
                  Index Fund

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the inclusion in this Annual Report on Form 11-K of White Mountains Insurance Group, Ltd. our reports dated July 14, 2000, on our audits of the financial statements of the Folksamerica Holding Company 401(k) Savings Plan as of December 31, 1999 and 1998 and for the years then ended.


                                            PricewaterhouseCoopers LLP


New York
July 14, 2000